SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For December, 2005

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – December 2005 (from 14 December)

99.1	14 December - Publication of Prospectus

99.2	19 December - Director exercise of share option and transfer to spouse

99.3	20 December - Director and PDMR re purchase of shares in share incentive plan

Note that the interim results which were announced on 1 December 2005 and two announcements on 1 and 6 December 2005 relating to the appointment of the new Chief Executive of United Utilities plc were included on the Form 6-K submitted to EDGAR on 9 December 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)

Dated: 03 January 2006	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary